EXHIBIT 4(o)

DESCRIPTION OF SECURITIES

Vulcan Materials Company (“Vulcan” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Vulcan’s common stock is registered under Section 12(b) of the Exchange Act and is listed on the New York Stock Exchange under the symbol “VMC”.

The following is a summary of the material terms of Vulcan’s capital stock. This summary is not complete and is qualified by reference to the Company’s Restated Certificate of Incorporation (the “Certificate of Incorporation”) and its Amended and Restated By-Laws (the “By-Laws”). The Certificate of Incorporation and the By-Laws are filed as exhibits to the Company’s most recent Annual Report on Form 10-K and are incorporated by reference herein.

Capital Stock

Vulcan’s authorized capital stock consists of 480,000,000 shares of common stock, $1.00 par value (“Common Stock”), and 5,000,000 shares of preference stock, without par value (“Preference Stock”).  The number of shares of Common Stock issued and outstanding as of a recent date is set forth on the cover page of the most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission (“SEC”).

Common Stock

Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding Preference Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company’s board of directors out of funds legally available therefor. In the event of the Company’s liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Preference Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

The transfer agent for the Common Stock is Computershare Shareowner Services, LLC, 480 Washington Blvd, Jersey City, NJ 07310.

Preference Stock

Under the Certificate of Incorporation, the Company is authorized to issue up to 5,000,000 shares of Preference Stock. The Company’s board of directors has been authorized to provide for the issuance of shares of Preference Stock in multiple series without the approval of shareholders. With respect to each series of Preference Stock, Vulcan’s board of directors has the authority to fix the following terms:

▪	the designation of the series;
▪	the number of shares within the series;
▪	whether dividends are cumulative and, if cumulative, the dates from which dividends are cumulative;
▪	the rate of any dividends, any conditions upon which dividends are payable, and the dates of payment of dividends;
▪	whether the shares are redeemable, the redemption price and the terms of redemption;
▪	the establishment of a sinking fund, if any, for the purchase or redemption of shares;
▪	the amount payable to holders for each share they hold if the Company dissolves or liquidates;
▪	whether the shares are convertible or exchangeable, the price or rate of conversion or exchange, and the applicable terms and conditions;

Exhibit 4(o) – Page 1

▪	any restrictions on issuance of shares in the same series or any other series;
▪	any voting rights applicable to the series of Preference Stock;
▪	the seniority or parity of the dividends or assets of the series with respect to other series of Preference Stock;
▪	whether the holders will be entitled to any preemptive or preferential rights to purchase additional securities; and
▪	any other rights, preferences or limitations of such series.

Vulcan will file a copy of the amendment to the Certificate of Incorporation that contains the terms of each new series of Preference Stock with the SEC each time it establishes a new series of Preference Stock. Each such amendment to the Certificate of Incorporation will establish the number of shares included in a designated series and fix the designation, powers, privileges, preferences and rights of the shares of each series as well as any applicable qualifications, limitations or restrictions.

A holder’s rights with respect to shares of Preference Stock held by such holder will be subordinate to the rights of Vulcan’s general creditors. Shares of Preference Stock that the Company issues will be fully paid and nonassessable, and will not be entitled to preemptive rights unless specified in the applicable amendment to the Certificate of Incorporation.

Certain Provisions of the Certificate of Incorporation, By-Laws and New Jersey Law

Authorized but Unissued Shares

Authorized but unissued shares of Common Stock or Preference Stock can be reserved for issuance by Vulcan’s board of directors from time to time, without shareholder action, for stock dividends or stock splits, to raise equity capital and to structure future corporate transactions, including acquisitions, as well as for other corporate purposes. This ability to issue shares, or rights to purchase shares of Preference Stock, could discourage an unsolicited acquisition proposal. In this regard, the Company could impede a business combination by issuing a series of Preference Stock containing class voting rights that would enable the holders of such Preference Stock to block a business combination transaction. Alternatively, the Company could facilitate a business combination transaction by issuing a series of Preference Stock having sufficient voting rights to provide a required percentage vote of the shareholders. Additionally, under certain circumstances, Vulcan’s issuance of Preference Stock could adversely affect the voting power of the holders of Common Stock. Although Vulcan’s board of directors is required to make any determination to issue any Preference Stock based on its judgment as to the best interests of the Company’s shareholders, the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the Company’s shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over prevailing market prices of such stock. Vulcan’s board of directors does not at present intend to seek shareholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or applicable New York Stock Exchange requirements.

Classified Board of Directors

Under the Certificate of Incorporation and the By-Laws, Vulcan’s board of directors is classified into three classes of directors, with the term of office of one class expiring each year and the number of directors in each class being as nearly equal as possible. Each class of directors serves a staggered three-year term. This classification increases the difficulty of replacing a majority of the directors and may discourage a third party from making a tender offer or otherwise attempting to gain control of the Company.

Exhibit 4(o) – Page 2

Advance Notice of Proposals and Nominations and Proxy Access

Under the By-Laws, shareholder proposals and nominations for election at Vulcan’s annual meeting of shareholders or at a special meeting of shareholders (which may only be called by the board of directors, the chair of the board of directors, or the chief executive officer and at which shareholders may only make nominations for director) may be made by any shareholder entitled to vote only if the shareholder gives timely written notice to the Secretary of the Company. In the case of an annual meeting of shareholders, notice will generally be considered timely if it is delivered to the Secretary of the Company at Vulcan’s principal executive offices not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting. In the case of a special meeting of shareholders, notice will generally be considered timely if it is delivered to the Secretary of the Company not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the meeting date. The By-laws also specify requirements as to the form and content of a shareholder’s notice, including with respect to a shareholder’s notice under Rule 14a-19 of the Exchange Act.

In addition, under the By-Laws, shareholder nominations for election at Vulcan’s annual meeting of shareholders may be made pursuant to the “proxy access” provisions included therein, which permit a shareholder, or a group of up to 20 shareholders, owning 3% or more of Vulcan’s outstanding common stock continuously for at least three years, to nominate and include in Vulcan’s annual meeting proxy materials director nominees constituting up to the greater of (a) two individuals and (b) 20% of the total number of directors serving on the board of directors on the last day on which a proxy access nomination may be submitted (rounded down to the nearest whole number), subject to certain limitations and provided that the requirements set forth in the By-Laws are satisfied, including that the shareholder gives timely written notice to the Secretary of the Company. Notice will generally be considered timely if it is delivered to the Secretary of the Company at Vulcan’s principal executive offices not less than 120 days nor more than 150 days prior to the anniversary of the date that the corporation mailed its proxy statement for the prior year’s annual meeting of shareholders.

Supermajority Voting Provisions

The Certificate of Incorporation contains a “fair price” provision that applies to certain business combination transactions involving any person that beneficially owns at least 10% of the aggregate voting power of Vulcan’s outstanding capital stock (“Voting Stock”) or that is an affiliate of the Company that has been the beneficial owner of at least 10% of the Voting Stock at any time in the past two years, or any assignee of Voting Stock from such a person, each of these an “Interested Shareholder.” The “fair price” provision requires the affirmative vote of the holders of at least 80% of the Voting Stock to approve any such transaction.

This voting requirement will not apply to certain transactions, including:

▪

any transaction in which, among other requirements, the consideration to be received by the holders of each class of capital stock is equal to the highest of (1) the highest price per share paid by the Interested Shareholder on the date the person first became an Interested Shareholder; (2) the highest price per share the Interested Shareholder paid for a share of such class, which purchase was consummated in the past two years; (3) the fair market value per share of the same class on the day such transaction was announced; and (4) the fair market value per share of the same class on the day the person became an Interested Shareholder; or

▪	any transaction that is approved by Vulcan’s continuing directors (as defined in the Certificate of Incorporation).

This provision could have the effect of delaying or preventing change in control in a transaction or series of transactions that did not satisfy the “fair price” criteria.

The provisions of the Certificate of Incorporation relating to the “fair price” provision may be amended only by the affirmative vote of the holders of at least 80% of the aggregate Voting Stock.

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New Jersey Anti-Takeover Statute

New Jersey has adopted a type of anti-takeover statute known as a “business combination” statute. Subject to numerous qualifications and exceptions, the statute prohibits an interested shareholder of a corporation from effecting a business combination with the corporation for a period of five years unless, prior to the shareholder becoming an interested shareholder, (i) the corporation’s board approved the combination or (ii) the corporation’s board approved the transaction or series of transactions which caused the person to become an interested shareholder and any subsequent business combination with that interested shareholder is approved by independent members of the board and the holders of a majority of the voting stock not beneficially owned by the interested shareholder. In addition, but not in limitation of the five-year restriction, if applicable, corporations such as Vulcan covered by the New Jersey statute may not engage at any time in a business combination with any interested shareholder of that corporation unless the combination is approved by the board prior to the interested shareholder’s stock acquisition date, the combination receives the approval of two-thirds of the voting stock of the corporation not beneficially owned by the interested shareholder, or the combination meets minimum financial terms specified by the statute. An “interested shareholder” for this purpose is defined to include any beneficial owner of 10% or more of the voting power of the outstanding voting stock of the corporation or an affiliate or associate of the company who, within the prior five-year period, has at any time owned 10% or more of the voting power. The term “business combination” is defined broadly to include, among other things:

▪

the merger or consolidation of the corporation with the interested shareholder or any corporation that after the merger or consolidation would be an affiliate or associate of the interested shareholder;

▪

the sale, lease, exchange, mortgage, pledge, transfer or other disposition to an interested shareholder or any affiliate or associate of the interested shareholder of 10% or more of the corporation’s assets; or

▪	the issuance or transfer to an interested shareholder or any affiliate or associate of the interested shareholder of 5% or more of the aggregate market value of the stock of the corporation.

The application of the anti-takeover statute to Vulcan could delay, defer or prevent a change of control of the Company or discourage, impede or prevent a merger, tender offer, proxy contest or other transaction, even if such action would be favorable to the interests of Vulcan’s shareholders.

Exhibit 4(o) – Page 4